SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-December 2013	2

Results January – December 2013 Investor Relations Telefónica, S.A.

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Investor Relations Telefónica, S.A. 1

TELEFÓNICA 1. One step further into Digital transformation 2. 2013 Results 3. 2014 Outlook Investor Relations Telefónica, S.A. 2

TELEFÓNICA More than ever convinced about the digital opportunity Mobile Data Traffic 2013-2018E x13 x13 x14 x11 x7 x8 Video +23,700% 53% y-o-y 2013 Latam Asia Pacific EMEA Western North Europe América 2013 2018E 2005 2006 2010 2012 2013 440 3.8 Traffic per customer MB GB Smartphone LTE + CLOUD Source: CISCO Source: CISCO and GSMA Intelligence Connected objects Broadband Penetration PCs Mobility/ Internet Internet of 2013 2018E BYOD of “everything” “things” 50,000 m Mobile 38% 91% 10.000 M 200 m Connected Smart cars Cities Connected Fixed 32% 43% Smart Home Drones Wearables Smart TV 1995 2000 2013 2020 Source: CISCO Source: Pyramid—Global Custom Forecast Q4 13 (Feb-14) Investor Relations Telefónica, S.A. 3

TELEFÓNICA Telcos are in a privileged position to capture the potential from the digital revolution From To Traditional Telco Digital Telco Leverage unique assets (networks/IT & BI/distribution) • Copper, 2G/3G • Fiber, LTE, Cloud-RAN, virtualisation… • Traditional IT • IT as a Digital enabler (infrastructure consolidation, virtualisation, apps transformation…) Digital customer experience • (seamless multichannel • Physical stores and call centers experience, online at the next step…) • Traditional Business Intelligence Platforms • Customer insight (advanced business analytics, Big + Data, Real Time capabilities…) Capturing growth beyond connectivity • Communication services • Digital solutions, exploiting in-house development & partnerships with third parties Investor Relations Telefónica, S.A. 4

TELEFÓNICA

Taking now the next step in our digital transformation journey

OUR CORE BELIEFS REMAIN UNCHANGED:
- Capture digital growth opportunities
- Increase our relevance in our clients' digital lifes

First telco to focus on the digital opportunity

1 CREATION OF TEF DIGITAL & TGR:
- TD: focused on digital opportunity
- TGR: leverage scale to drive efficiency
- Reinforce position in the digital world

Accelerate operating transformation, deleveraging & championing in-market consolidation

2 OPERATIONAL IMPROVEMENT, FINANCIAL FLEXIBILITY, MARKET CONSOLIDATION:
- Extensive simplification programs in C. Republic & Spain (tariffs, P&S portfolio, VAS platforms…)
- New propositions ("Refresh", "Multivivo", "Datos compartidos"…)
- IT transformation (applications transformation and simplification…)
- Network sharing agreements in several countries
- Balance sheet deleverage (€-16bn in 18m)
- Portfolio management focusing in core markets (C. Republic, Ireland, Germany)
- Increased proximity of T.Digital with business lines

Reinventing the telco

3 DIGITAL MONETISATION & BEST-IN-CLASS EFFICIENCY:
- Client driven organisation
- Cross-country structural cost base simplification and CapEx transformation
- Digital fully integrated with the core
- Focus on simplification and execution

Sep-11 | **Jul-12** | **Feb-14** | **Dec-16**

Today

Investor Relations
Telefónica, S.A.
5

Telefónica

TELEFÓNICA To fully capture the digital opportunity & maximise value creation we are evolving our operating model… • Absolute focus on data traffic monetisation and digital services + A quantum leap in customer insights Revenues Sophistication and industrialisation of commercial functions More integration between digital and “core” services • Best in class full IP Network & IT + Speed up of fiber & LTE deployments Technology Accelerate bold IT transformation Accelerating Global platforms as an enabler of speed-to-market sustainable growth & shareholder • Maximum local and global scale leverage value creation + Efficiency +€1.5bn annual savings long run & Execution • Minimum distance between strategic and operational decisions • Maintaining financial discipline • Establishment of a level playing field • New Public Positioning, expanding the role of telcos in the value chain + Sector Supporter of the ICT sector and customer needs (privacy, security, open & Leadership transparency) Defender of investment model Key driver of industry-wide collaboration Investor Relations Telefónica, S.A. 6

TELEFÓNICA …leading to a digital customer centric & leaner organisation Chairman & CEO Group General Strategy Counsel Public affairs & Finance & Corp. regulation Development COO Controller New area to foster growth & Planning based on distinctive customer insights Reinforce CCDO CGRO empowerment (Chief Commercial (Chief Global Digital Officer) Resources Officer) Spain Brazil Latam ex-Bz Germany UK Closing distances between strategic and operational decisions & increased visibility of key businesses Investor Relations 7 Telefónica, S.A.

TELEFÓNICA

T. Digital: Towards a differential commercial proposition

Pioneers as a Telco Company moving forward to the Digital world

Developing platforms: differential capabilities

- **OTT services** for fiber customers in Brazil and Spain
- **Smart M2M Solution**; largest smart meter contract win to date in the UK
- **Instant Servers**: first global cloud service with TEF's brand
- **TuGO**: changing the way people use their phone service
- **Latch:** security service to switch digital services on and off

Revenue growth(1) (organic y-o-y)


17.9%
19.4%
Q3 13
Q4 13

Digital at the core of our business

Finding opportunities alongside the innovation chain

- **Axismed & Saluspot** (eHealth)
- **Raphsody** (Music Service)
- **Box** (Cloud)
- **Tokbox** (Video)

Partnering with category leaders to provide E2E solutions

- **Mozilla** (Firefox OS)
- **Microsoft** (Global Video Platform)
- **Mastercard, VISA, Santander, Caixabank, Wirecard, Monetise** (Financial Services)
- **Pinterest, Evernote, Spotify** (Apps)
- **Capita** (eHealth)

Enabling Telefónica to move one step ahead

(1) It includes subsidiaries and other businesses of T. Digital and digital services already comprised in T. Latinoamérica and T. Europe

Investor Relations
Telefónica, S.A.

8

Telefonica

TELEFÓNICA The Chief Commercial Digital Officer is key to ensure data monetisation “Take a giant leap in “Offer the most valued “Ensure the best customer insight” proposition” commercial experience” Main responsible for revenue Optimise the growth in the Know the customer Design the value proposition go-to-market Group (B2B & B2C) One single Data • Owner of all customer data • Develop P&S framework and road • Defines channel strategy, Monetisation in the Group (Big Data) maps operating model and mix strategy • Ensures excellence in • Develop global products: • Leads global efforts (e.g. understanding customers’ multichannel) Digital scope (former T.Digital verticals) needs One single Market Core products with high digital overlap • Global responsible for Intelligence • Develop BI platforms brand platform • Develop alliances with content and OTT players (video, music, apps…) • Defines “equipment” & Customer Responsibility Experience over products & channels Investor Relations 9 Telefónica, S.A.

TELEFÓNICA

T. Global Resources: Capturing value from scale and empowering the Digital Telco

Network Development

Data evolution (y-o-y)


49%
26%
+38% MBB accesses
23%
Q4 total traffic
Q4 MBB traffic
Traffic/FBB customer

- Transformation towards **top quality & future-proof networks** to meet customer demand
  - 68% of total organic CapEx dedicated to growth & transformation
  - 4G launched in major markets



2012 2013

- **Accelerated CapEx in hyper-connected networks and UBB**

Sites with UBB backhaul(1): **~60%**

FTTH homes passed (m): **~5.0** → x1.7 y-o-y



- Successful trial of **CPE virtualisation in Brazil**
- **Network sharing agreements** adapted to each market:
  - UK, Germany, Spain, Brazil, Mexico, Colombia…

(1) Fiber and Radio IP backhaul over total sites.

Global IT

- **Consolidation of IT commodity infrastructure**
- Set up of the **world-class data center** in Madrid

Data Centers closed	Fewer physical servers	Servers virtualised to 34%
6	-12% y-o-y	+7 p.p. y-o-y

- **Application decommission & transformation**:
  - Optimising of time-to-market and simplifying integrations

IT Applications turned-off: **1,150**

Global procurement & devices

- Driver of long term sustainable value
- **E2E Strategic Sourcing** introduced: E2E seamless definition and execution for key global purchasing categories

~7% Savings

- **Devices**:
  - Agreements with relevant players allowed to rebalance O/S and vendor map, driving smartphone penetration

Investor Relations
Telefónica, S.A.
10
Telefónica

TELEFÓNICA 2014 building infrastructure based-long term advantages Developing High Speed Networks (LTE & FTTH) 2014 CapEx in FTTH CapEx LTE CapEx 3G CapEX Transport CapEx TV CapEx growth & transformation: 75% of organic CapEx +65% +27% +27% +35% +84% +7 p.p. y-o-y y-o-y y-o-y y-o-y y-o-y y-o-y FTTH ~40% Fiber Churn vs ADSL PoP(1) ~10m 2014 FTTH 50% ~x2 ARPU vs 2013 ~25% ~40% PoP(2) 1 FTTH homes External plant faults vs. copper passed by Dec- ~50% 2012 2013 2014 14 (m) Sites with LTE service Major advance in EU 4G Coverage 4G launches Sites with UBB backhaul(3) ~50% >65% >9,000 >20,000 PoP 2014 LTE 50% ARPU ~x2 vs 2013 15% 50% PoP >60% 2012 2013 2014 2012 2014 2014 IT Infrastructure consolidation Apps transformation simplification Fewer physical servers Servers Virtualised Data Centers Applications Efficiency -10% +9 p.p. -11 ~-300 (1) Coverage calculated as total homes passed over total national homes (Sources EPA) (2) In Sao Paulo urban areas with electricity Investor Relations (3) Fiber and Radio IP Backhaul Telefónica, S.A. 11

TELEFÓNICA

Opportunity to generate significant synergies trough a new operating model

Savings from new operating model (€ Bn)


1.50
10-15%
20-30%
55-65%
IT (Opex+CapEx)
Support& Commercial (OpEx)
Network (OpEx+ CapEx)
0.25
2014
2015
2016
Long run

€1.5Bn gross OpEx+CapEx savings
ex-Venezuela & additional to German synergies

Network

- **Run a more integrated network factory: generating efficiencies and delivering top quality**
  - **"One design":** adoption of global standards and designs for key network elements. Higher procurement savings through more aggregation of demand
  - **Global OSS & processes**: acceleration of current programs
  - **CapEx:** cross-country allocation and global management

IT

- **Implement shared services and global management initiatives to reduce cost and support digital business transformation**
  - **Infrastructure:** production concentrated in fewer world class regional Datacenters, standardisation of operations and increase of virtualisation levels (a truly cloud driven infrastructure)
  - **Applications:** sharp reduction of local applications and decommission legacy, maximise re-use and adoption of market standards. Operate applications regionally

Support (F&A, HR, other) and Commercial

- **Adopt global processes and concentrate operations in regional centers to achieve higher efficiencies and improve execution**
  - **Simplification** and **globalisation** of support E2E processes
  - **Accelerate consolidation** of transactional back office activities into regional shared service centers
- **Streamline commercial costs by becoming more digital**
  - **Optimise channel mix,** adjusting footprint whilst developing best on-line platform
  - **Sustainable hardware models**

Investor Relations
Telefónica, S.A.

12

Telefónica

TELEFÓNICA 2013 Highlights 1. Back to organic growth • Third consecutive quarter of organic revenue increase (+1.8% y-o-y; +0.7% in FY) Highly diversified portfolio; double digit growth of T. Latam and digital services in Q4 (y-o-y organic) Higher value & more sustainable access base 2. Stabilisation of business trends • OIBDA back to growth in Q4 (+1.2% y-o-y organic; flat in FY) • Virtually stable OIBDA margin y-o-y (-0.2 p.p. organic in Q4 and FY) to 33.4% in FY • Initiatives to bolster future growth (reinvesting efficiencies&investments) lead to a -2.7% y-o-y organic OpCF 3. Maintaining high FCF generation in spite of FX headwinds • Solid FCF generation (€5.4Bn in 2013; €6.9Bn ex-spectrum payments) • FCFS/EPS comfortably exceeding DPS 4. Enhancing financial flexibility • Continued debt reduction: €45Bn at year-end (ND/OIBDA: 2.36x) Net financial debt reduced by €9Bn in 2013 to €42Bn including post-closing events (ND/OIBDA 2.31x) €16Bn net debt reduction since Jun-12 (including post-closing events); improving solvency & liquidity 5. Active portfolio rationalisation freeing resources from non-core activities to increase ROCE in core markets 6. Delivering on 2013 guidance Investor Relations Telefónica, S.A. 13

TELEFÓNICA Financial summary FY 13 Q4 13 Reported Organic Reported Organic € in millions Reported Reported y-o-y y-o-y y-o-y y-o-y Revenues 57,061 (8.5%) 0.7% 14,436 (8.9%) 1.8% OIBDA 19,077 (10.1%) 0.0% 4,977 (8.7%) 1.2% OIBDA Margin 33.4% (0.6 p.p.) (0.2 p.p.) 34.5% 0.1 p.p. (0.2 p.p.) OpCF (ex-spectrum) 10,905 (11.8%) (2.7%) 1,828 (18.4%) (12.0%) Net Income 4,593 16.9% — 1,448 206.3% — EPS 1.01 15.6% — 0.31 196.2% — Reported figures impacted by: • Significant impact of FX on y-o-y variations: • ~ 2/3rds of FX impact in OIBDA offset at FCF level through -7.5 p.p. in FY revenues (-9.2 p.p. in Q4) lower CapEx, Interest, Tax & Minorities payments -7.5 p.p. in FY OIBDA (-9.4 p.p. in Q4) • Strong track record of debt reduction despite FX Net Financial Debt (€ in billions) • Changes in the perimeter (Atento) effect on y-o-y change: -1.7 p.p. in FY revenues (-1.3 p.p. in Q4) (€16bn) ~ (-30%) -1.0 p.p. in FY OIBDA (-0.7 p.p. in Q4) 58.3 51.3 49.8 45.4 42.3 Jun-12 Dec-12 Jun-13 Dec-13 Dec-13 Post-closing ND/OIBDA: 2.65x 2.31x Investor Relations Telefónica, S.A. 14

TELEFÓNICA Maintaining strong cash flow generation FCF 2013 (€ in millions) 2013 FCF (ex spectrum) y-o-y 5,391 6,890 1,908 1,949 1,990 (9.1%) (457) FY Q1 Q2 Q3 Q4 FY FCFS/EPS comfortably exceeding DPS FCFS 2013 (€/share) 1.19 0.42 0.43 0.44 (0.10) DPS 13 Q1 Q2 Q3 Q4 FY 63% FCF payout €0.75 EPS 2013 (€/share) 1.01 0.20 0.25 0.24 0.31 Q1 Q2 Q3 Q4 FY Investor Relations Telefónica, S.A. 15

TELEFÓNICA Delivering on 2013 guidance Guidance 2013 2013 Revenue growth +0.7% ?Lower OIBDA margin decline than in 2012 (-1.4 p.p.) -0.2 p.p. ? 14.0% excluding Similar CapEx/Sales as in 2012 (14.1%) 14.5% ?Venezuela CapEx increase Net Financial Debt < €47bn €45.4bn ? Investor Relations Telefónica, S.A. 16

TELEFÓNICA

Investing in quality, setting stage for future growth

Mobile contract accesses (y-o-y)


7%
8%
9%
89.2 m contract accesses
Dec-12
Jun-13
Dec-13

Capturing high value customers

- Q4 mobile net adds: **83% contract**
- **Contract segment** is already **35%** of mobile base (+2 p.p y-o-y)

Smartphone penetration (y-o-y)


19%
24%
27%
65.0 m smartphone accesses
Dec-12
Jun-13
Dec-13

Continued smartphone momentum

- **Smartphone net adds 1.3x** vs. 2012
- **Monetising the data opportunity**

Fixed UBB coverage (fiber+VDSL/ Fixed Accesses)(1)


26%
30%
34%
1.5 m UBB connected
Dec-12
Jun-13
Dec-13

Fostering UBB uptake

- **Accelerating differentiation** (Fiber, LTE)
- **FBB**(1) **accesses up 2%** y-o-y: high single digit growth in Latam

1. FBB and fixed accesses excluding the impact of the sale of the fixed business assets in the UK

Investor Relations
Telefónica, S.A.

17

Telefónica

TELEFÓNICA Improved trends in 2013 across all items Revenue (organic y-o-y) ? TEF Group ? TEF Group excl. Spain Progressive improvement 5.4% in Spain already 4.0% accelerating Group growth 0.7% (0.8%) FY 12 FY 13 Capitalising diversification and business transformation OIBDA (organic y-o-y) ? TEF Group ? TEF Group excl. Spain • Enhanced revenue mix to a more data centric Company y-o-y OIBDA margin organic • OIBDA stabilisation on sequential margin improvement 3.5% • Strict cost discipline, savings from efficiencies and simplified operating model (0.7%) 0.0% (4.6%) FY 12 FY 13 (1.4 p.p.) (0.2 p.p.) CapEx (organic y-o-y) Increased investments to grow ?OpCF ex-spectrum • Developing UBB to offer better quality and experience 3.8% 0.3% • Improved OpCF profile (2.7%) • Maintained good OpCF margin of 19.1% in FY (7.9%) FY 12 FY 13 Investor Relations Telefónica, S.A. 18

TELEFÓNICA Revenue accelerating; profitability stabilising 2013 Revenues (organic y-o-y) 0.7% Q4: +1.8% 0.4% Accesses growth translating to sales increase (0.5%) • T.Latam (51% of total) growing at 10.3% organic y-o-y in Q4 • T.Digital ramping-up (Q4:+19.4% organic y-o-y) (1.6%) Q1 H1 9M FY • Enlarged contribution of data (37% of MSR; +3 p.p. y-o-y) • Continued strength in non-SMS (Q4: +22.4% organic y-o-y) • 2013 organic top line +2.3% (y-o-y ex-regulation) 2013 OIBDA (organic y-o-y) Q4: +1.2% 0.0% (0.1%) (0.4%) (0.4%) Revenues, cost discipline and efficiency flowing into OIBDA Q1 H1 9M FY • Improving OIBDA y-o-y organic trend to flattish at YE • T. Latam OIBDA accelerating to 6.1% organic y-o-y in Q4 2013 OIBDA margin (organic y-o-y) • T. Europe margin: 37.8% in Q4 (+0.6 p.p. organic y-o-y) • Significant decline in commercial expenses (-6.1% y-o-y in FY; +2.0 p.p vs. 9M on focused commercial activity) 32.3% 33.0% 33.1% 33.4% • Higher coverage, capacity and speed in UBB lead to increased network costs (FY: +6.3% y-o-y; +0.4 p.p. vs. 9M) 0.5 pp 0.0 pp (0.2 pp) (0.2 pp) Q1 H1 9M FY13 Investor Relations Telefónica, S.A. 19

TELEFÓNICA Focused CapEx to promote growth opportunities Capex ex spectrum (€ in millions) Organic y-o-y Targeted investments 1,224 9,395 Improved spectrum 8,171 • position x2.1 • 4G spectrum secured in core markets Enabling fast and efficient LTE expansion +3.8% • Solid execution of investment efficiencies Ex-spectrum Spectrum Total CapEx oriented to growth (organic y-o-y) Strict capital allocation • Devote CapEx to the right priorities 50% 38% 38% • Building differentiation, improving customers experience • Ongoing transformation of our networks 15% Fiber 3G+4G TV Transport Superior spectrum holdings already built Spectrum (€ millions) • 2010: Germany (€1.4bn; 800 MHz; 2.0 MHZ & 2.6 MHz); Mexico (€1,2 bn; 800 MHz; 1,700 MHz & 1,900 MHz) 2,616 • 2011: Spain (€ 0.8bn; 800 MHz & 900 MHz; 2.6 MHz); Brazil (€0.3 bn; 3G licenses). 1,296 1,224 586 • 2012: Brazil (€0.4bn; 4G licenses) • 2013: UK (€0.7bn; 800 MHz); Spain (€0.1bn; Extension 900 FY 10 FY 11 FY 12 FY 13 MHz); Brazil (€0.2bn; LTE); Peru (€ 0.1bn; AWS); Colombia (€0.1 bn; AWS). Investor Relations Telefónica, S.A. 20

T.LATAM T. Latam: Outstanding commercial activity boosting growth Net Adds (‘000) FY 12 FY 13 Q4 13 Accesses y-o-y Leading sector transformation 2.0m 98 144 131 • Best quality customer base: Upgrading to contract & smartphone 7.0m Mobile contract: 46.4m. Penetration: 25% (+3 p.p. y-o-y) 596 Smartphones: 38.1m. Penetration: 22% (+9 p.p. y-o-y) 4.2m 586 373 347 • Leveraging on integrated infrastructure: 193 169 Increased contribution of 3P bundles (net adds 2x FY 13/12) Reduced churn: FBB & mobile contract (-0.2 p.p. y-o-y) Mobile Contract FBB Fixed Traditional Pay TV +18% +7% +2% +14% Revenues (organic y-o-y) 10.9% 10.4% 10.3% 9.6% 6.7% 6.8% Revenue and OIBDA growth acceleration FY 12 Q1 Q2 Q3 Q4 FY 13 OIBDA (organic y-o-y) • Revenue performance gradually fuelling into OIBDA OIBDA margin organic y-o-y • Peru, Colombia, Mexico, Central America and Argentina accelerating revenue y-o-y sequential organic growth in Q4 7.7% 6.1% 5.3% 2.7% 4.8% 3.1% FY 12 Q1 Q2 Q3 Q4 FY 13 -1.2 p.p. -1.3 p.p. Investor Relations Telefónica, S.A. 21

T.LATAM T. Latam: Revenue growth drivers ramping-up Mobile Service Revenues (organic y-o-y) Non-SMS Data organic growth Steady MSR increase improvement on booming data Contribution to MSR growth • Increased contribution of mobile data on successful 38.3% 40.1% strategy oriented to customer value 37.4% 37.8% 34.3% 32.0% Data revenues accounts for 32% of MSR (+2 p.p. vs. FY 12) 11.1% 11.8% Non-SMS already 68% of data revenues (+11 p.p. vs. FY 12) FY 12 FY 13 FY 12 Q1 Q2 Q3 Q4 FY 13 4.5 p.p. 6.4 p.p. Fixed Revenues (organic y-o-y) FBB & new services organic growth Stable fixed revenues in 2013 Contribution to Fixed growth 12.9% • Sound improvement in Q4 fixed business (+3.0% organic y-o-y) 9.6% 8.6% 9.4% Commercial turnaround starting to deliver results 6.9% 6.1% Acceleration of FBB and other new service revenues: 49% of fixed revenues (+4 p.p. y-o-y) All countries contributing to sequential acceleration y-o-y organic FY 12 Q1 Q2 Q3 Q4 FY 13 growth in Q4 (0.1%) 2.6 p.p. 4.0 p.p. (3.1%) FY 12 FY 13 Investor Relations Telefónica, S.A. 22

T.LATAM Brazil: Strengthened market position Contract Mobile Net Adds (million) ARPU (y-o-y) Net adds market share Outgoing Data Leadership in high value customers 4.9 18.9% • Record contract net adds for third quarter in a row: accesses 2.7 +26% y-o-y; smartphone penetration: 24% (+11 p.p. y-o-y) 1.5 1.6 6.7% • Superior competitive positioning: 1.2 0.7 2.9% Best-in-class network: • 3.1k municipalities covered with 3G (x2 vs closest competitor) FY 12 Q1 Q2 Q3 Q4 FY 13 (2.5%) FY 12 FY 13 • 73 cities covered with 4G 39% 42% 58% 64% 60% 57% CSI leadership in both fixed and mobile businesses Fixed Services Net Adds (‘000) (Fixed telephony, TV and FBB) Steady execution of fixed turnaround strategy 332 215 • Fibre coverage reaching 1.4m households (15% take-up 157 to 204 k connected). Target: 2.5 m households by 2014 YE 69 • Expanding coverage through Fixed Wireless technology (165 k net adds in Q4; 341 k in FY to 484 k customers) • All fixed services posting positive net adds in Q4 and FY (108) Positive net adds for second quarter in a row in Pay TV on adoption of IPTV and DTH (332) FY 12 Q1 Q2 Q3 Q4 FY 13 Investor Relations Telefónica, S.A. 23

T.LATAM

Brazil: Solid revenue and OIBDA performance

2013 Revenue (organic y-o-y)


Fixed & Mobile service revenues
MSR
Fixed
7.0%
5.4%
7.0%
5.3%
0.7%
1.2%
1.1%
1.7%
(5.4%)
(4.6%)
(8.9%)
(8.4%)
Q1
Q2
Q3
Q4

Consistent revenue growth

- **Outgoing mobile revenue growing** by 9.7% y-o-y in Q4 and 9.3% in FY on strong data growth (+20.9% y-o-y in FY)
- **Enhanced fixed revenue trend** on FBB and new services (+3.8% y-o-y in Q4)
- Revenue y-o-y growth slightly decelerates in Q4 to 1.3% (+1.5% in Q3) on lower handset sales contribution
- Regulation dragging y-o-y growth by 1.5 p.p. in Q4 and FY

OIBDA Margin


Organic y-o-y
37.9%
(3.0 p.p.)
(0.7 p.p.)
(1.4 p.p.)
(0.5 p.p.)
32.3%
-2.6 p.p.
FY 12
Towers sales
Commercial activity
Network
Others
FY 13

OIBDA margin erosion in 2013 to further capture growth

- **Sequential margin improvement** (35.7% in Q4 vs 28.9% in Q3) on lower commercial costs, non-recurrent effects (+€33m) and efficiency gains
- **Strong commercial efforts** dragging OIBDA margin
- **Higher network costs** to tackle booming data and maintain coverage and quality leadership
- Synergies flowing (personnel, taxes,…); **strong FCF generation**

Investor Relations
Telefónica, S.A.
24

T.LATAM T. Latam: Strengthened market positioning (I/II) % out of Group revenues Peru 4.3% Argentina 6.5% Chile 4.4% Net Adds (‘000) Net Adds (‘000) Net Adds (‘000) FY 12 FY 13 FY 12 FY 13 FY 12 FY 13 2.4m 862 54 38 29 723 0.8m 198 434 123 141 419 99 (160) FBB Mobile FBB Mobile Mobile FBB Mobile Contract Contract Contract 2013 Revenues & OIBDA (organic y-o-y) 2013 Revenues & OIBDA (organic y-o-y) 2013 Revenues (organic y-o-y) Revenues OIBDA Revenues OIBDA MSR Fixed 24.9% 24.9% 10.6% 20.6% 5.8% 7.6% 8.9% 6.0% 2.4% 22.1% 2.0% 19.9% 18.5% 6.6% 8.2% 11.0% 2.2% 6.0% (2.6%) (0.9%) 1.3% (2.8%) (2.2%) Q1 Q2 Q3 Q4 (5.3%) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 • Revenue y-o-y growth acceleration in Q4: • Best ever mobile net adds in 2013 • Stable OIBDA margin y-o-y in FY mobile (+14.5%); fixed (+9.4%) despite more intense commercial activity • Successful launch of “Quam” as secondary • OIBDA y-o-y decline in Q4 impacted by brand in Q4 4G services launched in Nov-13 commercial activity and tougher comps • OIBDA margin decline gradually easing First player launching 4G services (Nov-13) (-1.3 p.p. in Q4; -2.5 p.p. in FY) Investor Relations Telefónica, S.A. 25

T.LATAM T. Latam: Strengthened market positioning (II/II) % out of Group revenues Colombia 3.0% Mexico 2.8% Venezuela 6.2% Net Adds (‘000) Net Adds & Voice Traffic Traffic (y-o-y) FY 12 FY 13 FY 12 FY 13 Q4 13 FY 12 FY 13 264 275 33.7% 1.2 m 16.1% 28.5% 148 20.0% 93 1.2 m 38.1% 12.9% (0.6 m) FBB Mobile (11.0%) Voice Data Contract Mobile Net Adds Traffic (y-o-y) Traffic Traffic 2013 Revenues (organic y-o-y) 2013 Revenues & OIBDA (organic y-o-y) 2013 Revenues (organic y-o-y) MSR Fixed Revenues OIBDA 10.0% 7.1% 45.5% 1.5% (2.6%) 0.3% 2.7% 4.0% (2.5%) 28.1% 2.6% (1.4%) 0.5% (22.4%) (18.8%) (34.8%) (4.0%) (22.5%) FY 12 FY 13 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 • Strengthened commercial positioning • Record high mobile net adds in Q4 • Volume driven growth in 2013: voice traffic along 2013 fuelling revenue acceleration • (+20% y-o-y); data traffic (+34% y-o-y); Pay New agreements signed (Nextel & Virgin) TV accesses (+79% y-o-y) • Strong commercial efforts in Q4 dragging to reinforce our wholesale strategy organic OIBDA margin y-o-y (-2.1 p.p.) • CapEx accelerating (+113.0% organic y-o-y) to provide best-in class services 4G services available from Dec-13 Investor Relations Telefónica, S.A. 26

T.EUROPE

T. Europe: Focused portfolio with enhanced margins

Growing quality base (penetration)


Dec-13 y-o-y
61%
+1 p.p.
42%
+7 p.p.
Contract
Smartphones

2013 Revenue (y-o-y organic ex-regulation)


Q1
Q2
Q3
Q4
(8.5%)
(6.9%)
(4.5%)
(6.0%)

2013 OIBDA margin (y-o-y organic)


35.2%
37.4%
37.3%
37.8%
36.9%
+0.6 p.p.
+1.3 p.p.
Q1
Q2
Q3
Q4
FY

Differential customer propositions

- **Sound commercial trading in very dynamic markets**
  - Leadership in Spain: "Fusión" (quality premium on FTTH)
  - Ongoing momentum in contract mobile: "O2 Refresh" in the UK
  - Innovative multibrand and data centric approach in Germany
- **Building the foundations for data growth monetization**
  - Further progress on LTE across Europe
  - Focus on fibre deployment in Spain

Transformation and profitability

- **Sustainable customer base fuelling top line improvement**
- **Consistent margin expansion on cost optimisation**
  - Deep simplification of the operating model
  - Reduction in commercial costs (-16.7% y-o-y organic in FY)
- **Continuous investment in key priorities** (LTE, fiber)

Improving T. Europe profile after streamlined portfolio

Investor Relations
Telefónica, S.A.
27

T.EUROPE Spain: Remarkable trading, strong push on fiber Movistar Fusión % New & upselling customers /gross adds Improved trends in Q4: Turnaround to higher value Fusión customers (m) New & upselling customers 60% 64% • Record-high fiber and Pay TV net adds in Q4 56% 47% • Christmas campaign leveraged on cross-selling 2.9 2.6 30% 2.2 1.7 Full Pay TV for new contract mobile lines within “Fusión” 1.1 • High penetration of “Movistar Fusión” in consumer segment: Q4 12 Q1 13 Q2 13 Q3 13 Q4 1352% of FBB in Dec-13 (+29 p.p. y-o-y) 337K 296K 271K 248K 276K 45%(1) of contract mobile in Dec-13 (+29 p.p. y-o-y) • Mobile contract net loss reduced in Q4 Net adds (‘000) • Differential value proposition after renewal offer in Sep-13 Q3 13 Q4 13 100 LTE, fiber, Mini TV 63 63 17 35 (23) (145) (129) FBB Fiber Pay TV Mobile contract FTTH connected (‘000) FTTH passed (m) Acceleration of quality differentiation 7.1 • FTTH coverage increased to 20% of total homes by Dec-13 x2 594 x2 Deployment accelerated in Q4 (580 k additional HHPP) 431 3.5 • Higher value fiber customers (3x gross value vs. ADSL) 312 2.2 2.7 1.5x ARPU 0.5x churn Dec-12 Jun-13 Dec-13 Dec-12 Jun-13 Dec-13 Dec-14E • LTE reached ~40% of pop. by Dec-13 (1) Including >1.1m “Fusión” mobile add-ons Investor Relations Telefónica, S.A. 28

T.EUROPE

Spain: Consolidating trends across the board

2013 Revenue (organic y-o-y)


Revenue ex MTR
Revenue
Q1
Q2
Q3
Q4
(15.7%)
(16.4%)
(13.0%)
(13.7%)
(9.9%)
(12.1%)
(9.8%)
(11.9%)

2013 OIBDA Margin


organic y-o-y
47.0%
48.4%
50.2%
50.2%
48.9%
48.0% ex-tower sales
+3.3 p.p.
Q1
Q2
Q3
Q4
FY

Main Financials (organic y-o-y)


Revenues
OIBDA
OpCF
(13.2%)
(11.9%)
(9.6%)
(13.6%)
(7.2%)
(5.0%)
FY 12
FY 13

Consistent revenue stabilisation

- **Fixed revenue trend improvement** on better commercial trend of "Fusión"
- **Strong regulatory impact** (MTR -60% on 1st July)
- **Successful Christmas campaign** not yet reflected in revenues

Outstanding profitability on full benefits from transformation

- **Impressive savings** (OpEx y-o-y: -17.6% in FY; -11.5% in Q4)
  - Strong reduction in commercial costs (-31.3% y-o-y in FY)
  - Restructuring Program and temporary suspension of pension plan
  - Simplification and higher quality
- **Efficiency initiatives on progress**
  - Insourcing
  - Distribution channel optimisation (PoS reduction, foster on-line)
  - Call center simplification

High operating cash flow generation (FY: €4.8 bn)

- **CapEx y-o-y reduction in 2013** (-13.6% organic) on optimization and focused allocation towards fiber and LTE
  - CapEx in fiber +44% y-o-y in 2013
- **Benchmark OpCF margin** at 37% in FY (+3 p.p. y-o-y)

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Telefónica, S.A.

29

Telefónica

T.EUROPE

UK: Solid commercial momentum

2013 Mobile net adds ('000)


Total
Contract
46
251
214
292
303
219
222
222
Q1
Q2
Q3
Q4
Market leading contract churn: 1% in 2013
54% contract mix (+2 p.p. y-o-y)

2013 Mobile Service Revenues (y-o-y)


MSR
MSR ex-Refresh ex-regulation
Q1
Q2
Q3
Q4
(2.9%)
(0.6%)
(0.9%)
(0.8%)
(7.3%)
(4.3%)
(4.9%)
(6.1%)

2013 OIBDA margin


y-o-y
21.1%
25.8%
25.5%
25.4%
24.5%
+1.7 p.p.
Q1
Q2
Q3
Q4
FY

Financial y-o-y change are in local currency

Successful commercial proposition

- **"O2 Refresh" surpasses the 1 million mark**
  - Only available in direct channels; 56% of contract activity (+3 p.p. q-o-q)
- **LTE progressively adopted by customers**
  - 38% outdoor coverage; target >60% at Dec-14
  - Monetisation based on increasing data consumption
  - LTE customers: 2x higher data consumption vs. 3G

Improved revenue trends

- **Stabilisation of total revenues** y-o-y (+0.3% in Q4; -0.5% in FY)
  - "Refresh" contributed with 8.5 p.p. to Q4 and 5.8 p.p. in FY
  - Fixed business disposal deducted 1.7 p.p. in Q4 and 1.2 p.p. in FY
- **MSR growth negatively impacted by "Refresh" model**

Managing growth and profitability

- **OIBDA performance** y-o-y (+11.8% in Q4; +7.0% in FY) reflects
  - Efficiencies on outsourcing and lower commercial spend (OpEx y-o-y: -3.2% in Q4; -1.2% in FY)
  - Benefits of "Refresh" proposition partially offset by direct trading
- **OpCF** ex-spectrum up 19.0% y-o-y in FY

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30

Telefonica

T.EUROPE

Germany: Data monetisation in a competitive environment

Contract base highlights


53% contract mix
(+1 p.p. y-o-y)
+2%
31%
+5 p.p.
y-o-y
Contract
base y-o-y
Smartphone
penetration

LTE enabled devices sold

% over total handset sales


55%
80%
Q3
Q4

2013 Revenues (y-o-y)


Revenues
MSR ex-MTR
Q1
Q2
Q3
Q4
0.5%
(1.3%)
(1.8%)
(3.4%)
(2.3%)
(6.2%)
(7.0%)
(7.4%)

2013 OIBDA Margin


y-o-y
Q4 & FY excludes €76m
of assets sales
23.9%
25.5%
25.7%
25.2%
25.1%
-0.9 p.p.
Q1
Q2
Q3
Q4
FY

Solid progress in LTE

- **LTE population coverage at >40%**
- **4G customers**: **3x usage** vs non-LTE smartphone
- Doubling CapEx in LTE in 2013
- ~100% clients in consumer contract opting for a data-centric tariff
- **3G network densification**: Enhancement of HSPA+ with dual cell

Transforming the business towards data

- **Top line pressure on:**
  - Continuous tariff renewals
  - Further decline of SMS revenue in Q4
- **Sustained y-o-y growth of non-SMS revenues** (Q4: +18.6%; FY: +21.7%)
- **Non-SMS/data revenues at 70%** in Q4 (+10 p.p. y-o-y)

Sustained OIBDA margin q-o-q

- **Reported OIBDA** (+6.5%) **and margin** (31.4%;+4.1 p.p.) **in Q4 impacted by asset sales**
- OIBDA -8.8% y-o-y in FY excluding capital gains (-14.3% in Q4):
  - Higher commercial costs mainly in retention
  - Specific promotions on devices & higher mix of LTE sales

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Telefónica, S.A.

31

Telefónica

TELEFÓNICA Substantial net debt reduction, well below our 2013 target Net Financial Debt € in millions Net Financial Debt/OIBDA 2.36x Net Financial Net Financial €-8.9bn Debt/OIBDA Debt/OIBDA 2.36x 2.31x 51,259 873 52,132 (5,391) 1,464 84 (2,466) (1,231) 789 45,381 (3,056) 42,325 Net Debt Fin. Venezuelan FX Net Dec-12 Fin. after Debt FCF remuneration/ Shareholder Net Investments Financial Hybrid FX, Others MTM & retirements Pre- Net Debt Fin. Post events Closing (sale NetDec-13 Fin. Debt Dec-12 Devaluation devaluation Venezuelan Treasury Share commitments Dec-13 of and C. Ireland) Republic Post-closing events transactions y-o-y 10,905 656 11,561 (2,415) (1,806) (726) 6,615 (1,224) 5,391 -15.8% -10.8% ex-spectrum OpCF Working capital OpCF Working post Net Interest Tax minorities Dividend to & ex-spectrum FCF Spectrum accrued Post Spectrum FCF Capital others accrued Investor Relations Telefónica, S.A. 32

TELEFÓNICA Outstanding liquidity while reducing interest costs Increased average debt life above 7 years (1) (Dec-13) Total liquidity cushion at €22.6bn Net debt maturities (€ in billions) € in billions +1.6 22.6 €1.9Bn loans 9.1 21.0 prepaid in Feb-14 Undrawn credit 11.6 13.2 6.6 lines & syndicated RCF 82% 90% Cash 5.2 LT LT exceeds excluding Cash position 3.5 Venezuela 9.4 9.4 maturities 2014 2015 2016 2017 Dec-12 Dec-13 €12bn well diversified long term financing in 2013 Effective interest cost at guidance bottom (12 month rolling) € in billions Guidance 5.0 2.5 6% Loans 1.4 3.1 5.37% 5.34% 5% Bonds at Hybrids for Bonds at Capital Holding E-Plus acquisition Affiliates Markets 8.8 1.6 ?Size of long term 1.5 Dec-12 Dec-13 financing in 2013 & YTD exceeds gross maturities in 2014 & Banks ECAS 2015 (1) Includes Hybrids maturing at Non-call dates (year 5, 7 and 8) Investor Relations Telefónica, S.A. 33

TELEFÓNICA 2014 outlook Guidance 2013 2013 Guidance 2014 (organic and excluding Venezuela) Revenue growth (>0%) 0.7% Positive revenue growth OIBDA margin towards stabilisation with erosion of Lower OIBDA margin decline than in 2012 (-1.4 p.p.) (-0.2 p.p.) around 1 p.p. y-o-y to allow for commercial flexibility if needed Similar CapEx/Sales as in 2012 (14.1%) 14.5% CapEx/Sales: 15.5%-16% 2014 Dividend: €0.75/share Guidance 2014 (Reported) Net debt < €47Bn €45.4Bn Lower than €43Bn • CapEx increase oriented to stimulate growth • 2013 Dividend: €0.75/share Network differentiation, further revenue opportunities €0.35: cash payment Nov-13 Improve market positioning & ROCE in core markets €0.40: cash payment in Q2 14 CapEx to encourage FCF generation • 2014 Dividend: €0.75/share • Mid-term commitment 2.35x ND/OIBDA reiterated To be paid in Q4 14 (€0.35 scrip) and Q2 15 (€0.40 cash) Q4 14 scrip dividend allowing to re-invest dividend into business while CapEx increase crystalises in superior FCF generation CapEx intensification compatible with attractive shareholder remuneration & regaining further financial flexibility Investor Relations Telefónica, S.A. 34

Closing remarks • One step further in our evolution to the Digital era Faster, simpler, closer, efficient, sustainable: capabilities needed to maximise returns from the Digital opportunity Technology strength and differential infrastructure are non-replicable competitive advantages • Significant progress reached in 2013 Recovering revenue organic growth, stable organic OIBDA and strong FCF generation Regaining further financial flexibility, increasing the focus in core markets, improving Group’s growth potential through in-market consolidation • Accelerating growth in 2014 Building stronger networks to improve our market positioning in key markets coupled with increasing efficiency levels Financial discipline and superior shareholder remuneration as core principles; further portfolio optimisation remains as an opportunity Investor Relations Telefónica, S.A. 35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 27, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer